Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of a conference call for the investment community that was held on January 28, 2004 by the management of Epicor Software Corporation.

CORPORATE PARTICIPANTS

Valerie Brodie

Epicor - VP Investor Relations

George Klaus

Epicor - Chairman, CEO, and President

Michael Piraino

Epicor - SVP and CFO

Andreas Kemi

Scala Business Solutions - CEO

CONFERENCE CALL PARTICIPANTS

Richard Baldry

Roth Capital Partners - Analyst

Richard Davis

Needham and Company - Analyst

Tony Frattaroli

Narragansett Technologies - VP

Keith Curtis

Brant Point Capital - Analyst

Peter Scheidler

Peninsula Capital - Analyst

Charles Cruice

Greenville Capital - Analyst

Gary Hobbib

Whitaker Securities - Analyst

Ed Guinness

Tiedeman - Analyst

Tad Piper

Piper Jaffray - Analyst

PRESENTATION

Operator

Good afternoon. My name is Michael, and I will be your conference facilitator. At this time I would like to welcome everyone to the Epicor fourth quarter 2003 and year-end results conference call. All lines have been placed on mute to prevent any background noise and after the speakers’ remarks, there will be a question-and-answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, please press star then the number 2. Thank you. I will now turn the call over to Valerie Brodie, vice president of Investor Relations. You may begin your conference.

Valerie Brodie - Epicor - VP Investor Relations

Thank you, Michael. Good afternoon, everyone, and welcome to Epicor’s fourth quarter and fiscal year 2003 earnings conference call. I would like to introduce Epicor’s chairman, president, and CEO, George Klaus; senior vice president and CFO Michael Piraino; and Scala Business Solutions CEO Andreas Kemi. On today’s call, George will be giving an overview of the company’s performance followed by Mike, who will review the company’s key financial results. George will then review the company’s highlights for the year and outlook for 2004. And Andreas will provide an update on integration plans for the combined company. The discussion will then be followed by a question-and-answer session.

Before we begin, however, I appreciate your patience as I review the required Safe Harbor statement. The discussion on this call today will include forward-looking statements. These forward-looking statements include statements regarding expected revenues and earnings; the expected offer period and closing of the Scala transaction; the accretive nature of the acquisition; the expected synergies and benefits of the combination and growth of the combined entity; projected future cash flows and customers; opportunities for growth; and other statements that are not historical fact. Actual results may differ materially from those expressed or implied in the forward-looking statements. For discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see our quarterly report on Form 10-Q for the quarter ended September 30, 2003, at pages 33 through 40. Our presentation will also include discussion of certain non-GAAP financial measures, the most directly comparable GAAP financial measures, and information reconciling the non-GAAP measures to the company’s GAAP results are part of our earnings release which is available on the investor relations portion of our website at www.epicor.com.

George?

George Klaus - Epicor - Chairman, CEO, and President

Thanks, Valerie, and thank you, everyone, for joining us. After the close of market today we announced our earnings for the fourth quarter and fiscal year 2003. 2003 was an important year for Epicor. We grew revenues both organically and through acquisitions. We generated over $9m in net profit and almost $17m in cash from operations. We delivered new leading-edge technology of products to the market, which have been well received by our customers. We also announced the planned acquisition of Scala Business Solutions, a very strategic merger, which will gain us a leadership position as a global mid-market provider of industry-specific enterprise software.

I am very proud of how we performed and how we have executed our strategy to deliver profitable growth. Revenues for the fourth quarter were up 20%, license revenues were up 23% over last year, and service revenues were up 19%. For the year, revenues were up over 8%, license revenues were up 13%, and service revenues up 7%.

We saw a general improvement in IT spending across products and regions and, in particular, have started to benefit from a recovery in the manufacturing sectors. We reported GAAP net income of $3.5m, or 7 cents EPS for the quarter, and GAAP net income of $9.3m, or 18 cents EPS for the year. And we ended the quarter with approximately $39m in cash and no debt, generating cash from operations of approximately $17m for the year. Ending the year with $39m in cash is a great accomplishment, especially in view of the fact that we spent over $21m in cash for acquisitions during 2003.

A successful software company is many things, but it is basically all about adding new customers. In 2002 we added over 400 new customers and last year, 2003, we added over 800 new customers through organic growth and acquisition, including some notable names like Jaguar Racing One, New Jersey State Lottery, the government of Tanzania, the American Optometric Association, CitiGroup, and the Washington Redskins. We are pleased with our success in adding new customers to the Epicor family while we continue to excel across the board on customer satisfaction ratings.

With that said, I’d like to turn the call over to Michael Piraino to review some of the details of our financial performance with you. Michael?

Michael Piraino - Epicor - SVP and CFO

Thanks, George, and good afternoon or good evening, depending on where you are. Revenues for the fourth quarter were $44.1m, up 20% over last year, and license revenues of $12m were up 22.9% over last year. I might point out that the $12m in license revenue was the highest license revenue posted by the company since the second quarter of 2001.

For the year we reported total revenues of $155.4m compared with revenues of $143.5m in the prior year, up over 8%. License revenues for the year were $38.7m compared with license revenues of $34.2m for the year 2002, an increase of 13%. Service revenues for the fourth quarter of 2003 were $31.4m compared with $26.4m in the fourth quarter of 2002, up 19%. Service revenues for the year were $114.5m compared with $106.7m in 2002, up over 7%. For the fourth quarter we reported GAAP net income of $3.5m, or 7 cents per diluted share. On higher-than-expected weighted average shares outstanding of $51.6m compared with a net loss of $2.1m or 5 cents per diluted share in the prior year’s period.

Adjusted earnings for the quarter were $6.6m, or 13 cents per diluted share compared with adjusted earnings of $3.7m, or 8 cents per diluted share in the same period last year. As a reminder, adjusted earnings exclude amortization of capitalized software development costs and acquired intangible assets, stock-based compensation expense, and restructuring charges. As Valerie pointed out earlier, please refer to our earnings press release posted on our website for a reconciliation to GAAP earnings results.

Some additional income statement highlights included maintenance revenues. They remain very stable and predictable and were up 15% year-over-year. Headcount at quarter and year’s end was 934 full-time equivalents with annualized revenue per head at $189,000, approaching our internal corporate goal of $200,000 per head. This compares to 816 full-time equivalents with annualized revenue per head at 180,000 for the same period last year. The year-over-year headcount increase is due to our acquisition of ROI Systems in July of 2003.

Overall, gross margin increased 170 basis points versus last year and increased 380 basis points versus last quarter. Professional services gross margin increased 520 basis points versus last year and 330 basis points versus last quarter, reaching 22.6% as a result of much higher consultant utilization rates.

Sales and marketing increased approximately $1.2m versus last year and was related to ROI expenses and commission accelerators. Software development was a very healthy 11.7% of revenue versus 12% in the same period last year. The provision for income taxes for the quarter and the year is related to the alternative minimum tax. And one other thing I might point out relative to taxes is the company maintains approximately $140m in federal net operating losses and $65m in state net operating losses. Cash flow from operations was $4m.

Now transitioning to the balance sheet — cash balances grew $5.8m during the quarter to $39.4m at quarter’s end. Cash collections were $38.9m. Day sales outstanding increased slightly from 51 days in the third quarter to 55, reflecting some seasonality as company’s held on to cash at year-end. As a percentage of accounts greater than 90 days, our allowance for bad debts increased versus Q3. Goodwill on the balance sheet of just under $11m is associated with the recent acquisitions of ROI Systems and TDC. The company, as George pointed out, has no debt. We have, however, put in place a revolving line of credit in the amount of $15m with favorable pricing terms. We expect to utilize a portion of this line to merge with Scala Business Solutions.

Overall, as you can see, we had an excellent quarter. With that, I’d like to turn the call back to George.

George Klaus - Epicor - Chairman, CEO, and President

Thank you, Michael. Now I’d like to review some additional highlights and achievements of our business. As I mentioned, 2003 was an important year for Epicor. We had a number of significant highlights.

First, we delivered profitable revenue growth across all regions and products. Next, we generated approximately $17m in cash from operations in 2003. Also, we delivered the market’s first vertical-specific enterprise suite of applications on Web services platform — our product, Epicor for Service Enterprise.

We also successfully executed on the integration of our acquisition of ROI Systems and achieved the expected operating synergies, which allowed us to meet our forecasted EPS accretion. We also demonstrated our new manufacturing Web services solution at our annual customer conference, where we enjoyed a record attendance and reception of our new portfolio of Web services solutions. We entered the early access stage and beta scheduling for upgrading customers across our current manufacturing portfolio.

In addition, during the year we released over 212 major products and enhancements. We also achieved significant recognition this year with over 20 industry awards. And one of the most important and strategic events at Epicor — we announced the planned acquisition of Scala Business Solutions. I am very excited and committed to this opportunity for both Epicor and Scala. This opportunity creates the largest exclusive mid-market provider with global distribution of diversified solutions and services, distribution, and manufacturing sectors. It also offers an expanded global presence with scale and distribution capabilities with a substantial installed base of over 20,000 customers.

In addition, the most comprehensive mid-market vertical solutions with complementary functionality and the largest mid-market Microsoft ISV partner will be created. And it creates the significant opportunity for operational synergies to increase cash flow and provide further Epicor and Scala shareholder value.

So with that, I am pleased, and I would like to ask Andreas Kemi, the CEO of Scala, to join me in sharing some of his enthusiasm and affirming his and his company’s commitment to this important merger. Andreas?

Andreas Kemi - Scala Business Solutions - CEO

Thank you, George, and I want to start saying that we are very excited about this deal, George, as perhaps you would expect me to continue saying. And, really, our management board, our supervisory board, remain totally committed to the strategic merger and are equally committed to completing the integration with Epicor and closing the transaction as soon as possible.

I am pleased, throughout the world, in Europe, North America, and Asia, see this merger as presenting great possibilities for opening up new business and career opportunities as we build the world’s leading independent mid-market ERP vendor, thanks to Microsoft technology.

And it is not just us at Scala who feel this way. Many of our customers believe that the Epicor-Scala combination will mean even better software and services for them. With our combined worldwide infrastructure for R&D, sales, consulting, and support, George and I have done, in several jointly calls have spoken to a number of our major customers. And George can also tell you, as well, about these extremely positive and supportive responses that we have had from our customers.

Our partners in Europe, Latin America, Africa, and Asia Pacific believe this combination will give them outstanding opportunities to sell great products and build their market share. Microsoft have warmly welcomed news of our plans and will continue working closely with us as one of their most important partners creating business value with great software developed exclusively for their technology platform. And the industry analysts see this strategic move as good news for the mid-market customers.

Last, but not least, our shareholders recognize the opportunity this deal brings to them. Not only from the benefits they receive when the deal closes but also the longer-term potential to investing in a global leader whose shares trade on one of the world’s most important and influential stock exchanges.

So what does Epicor really think about this deal? We know what George thinks. He and I are very much aligned with this opportunity that the merger brings to us. We both are tremendously excited about it. The Epicor board is behind it. What actually does the Epicor employees, the ones that are out there every day meeting with the customers selling the products — what do they think?

Well, let me tell you, last week our global sales — VP of sales and I spent four days in Southern California, in Irvine, with 450 Epicor people at their 2004 sales kickoff meeting. It gave us a great opportunity to meet so many of the people who drive Epicor’s business, introduce Scala to them and tell them about the iScala Collaborative ERP System and the successes that we’ve had selling this product in the markets around the world. And it’s been a success. Q4 was great from an operational point of view, and since the new version launched last September, we’ve sold upgrades and new licenses to over 500 customers on that new version.

Epicor people know an opportunity when they see it, and I was delighted at the breadth and depth and also warmth and friendliness that I experienced from all the Epicor people that I met. Like all of us at Scala, they just can’t wait for this to be a done deal so they can get out there and do good business.

As you have seen from our joint announcement last Friday, we are expecting that the offer for Scala shareholders to tender their shares will begin in March. Once the deal is done, then the exciting work begins on realizing our joint vision of creating a global mid-market leader that will be an exciting, valuable, and profitable company for all of our employees, customers, partners, and shareholders.

Thank you, and I will now hand it back to you, George.

George Klaus - Epicor - Chairman, CEO, and President

Thanks very much, Andreas. I, too, am also very excited about the future together, and I look forward to working with Andreas, who will be joining the Epicor board of directors when the deal closes.

So now, in closing, let me share with you our outlook for the first quarter of 2004. We expect revenues to be in the range of $40m to $41m. GAAP earnings per diluted share for the first quarter of 2004 to be 7 cents with adjusted earnings of 10 cents per share. For the fiscal year 2004, on a stand-alone basis, we have provided guidance of $172m to $175m in revenues; GAAP earnings per diluted share of 40 cents; and adjusted earnings of 52 cents per share using a weighted average share count of 52 million shares. Based on the revised timeframe for the offer period to acquire the shares of Scala, which, as Andreas mentioned, was announced last week on January 23rd, we expect annual revenues for 2004 for the combined entity to be approximately $230m. We expect to drive operating efficiencies from the merger predominantly through reducing redundant G&A and facilities and by streamlining our R&D and technical support organizations. Based on the current expected timeframe to commence the offer, we anticipate operating activities to result in GAAP earnings per diluted share for the year 2004 of approximately 40 cents, or neutral to earnings per diluted share and an accretion of 12 cents for Epicor’s adjusted earnings per diluted share, or 64 cents EPS, in each case using the weighted average share count of 56 million shares.

In closing, I am very pleased with the accomplishments we have made this year — very pleased. We have reestablished ourselves with revenue, earnings growth, and cash flow, which has given us some great recognition being named as the number-one best-performing stock in Orange County and the 15th best-performing stock on all of the NASDAQ listed companies. We are excited about our long-term opportunities to drive profitable growth as we take our company to the next level as a global leader dedicated to industry-specific software for the mid-market.

And with that, Michael, Operator, I’d like to turn the call back to you for questions.

QUESTION AND ANSWER

Operator

At this time, I would like to remind everyone, if you would like to ask a question, simply press star then the number 1 on your telephone keypad. Your first question comes from the line of Richard Baldry of Roth Capital Partners.

Richard Baldry - Roth Capital Partners - Analyst

Hi, George, congratulations on the quarter. I wonder if you could talk a little specifically about the license revenue line that came in well ahead of where I’d expected it. Maybe if there is strength in particular product lines or whether it was a little more broad-based or maybe go by vertical, if that was how the difference showed up in the quarter?

George Klaus - Epicor - Chairman, CEO, and President

Sure, Richard, thanks. Well, first of all, we did well everywhere. Specifically, we probably did the best, if you will, in our manufacturing sector and in our international sector. Our international business was very strong, and our Vantage product, the product that we released in December of ‘02, had a very strong year, in general, and it finished off Q4 very strong. So those would be the strong areas. We had a nice uptick in hospitality revenues from a vertical perspective in Q4, also. So it was just a good quarter all the way around.

Richard Baldry - Roth Capital Partners - Analyst

Okay. And the G&A line came in, again, sort of offset that upside on the license side or otherwise the bottom line net income would have probably well outpaced what I had. So could you talk, maybe, a little bit about why that line was up? Was there a lot of work going back and forth across the ocean to work on integration issues? You know, maybe talk a little about where that line goes on a go-forward basis. Thanks.

Michael Piraino - Epicor - SVP and CFO

Richard, this is Michael Piraino. I’d like to take that one, if I may. We certainly had, in the fourth quarter, some incremental costs associated with the Scala merger and, of course, those are included in the G&A line. We also had, actually, some reclasses that really took place in the fourth quarter that related to the entire year relative to an occupancy allocation. So you’re not getting the exact true number in that fourth quarter because of an allocation amongst the various lines in G&A. But on a go-forward basis, you know, one would think — we are forecasting that to be relatively consistent at some slightly lower levels, because we don’t expect, on an ongoing basis, of course, to have the merger-related costs going through there. So I think that’s really what accounts for the difference there.

Richard Baldry - Roth Capital Partners - Analyst

Great, thanks.

Operator

Your next question comes from the line of Richard Davis of Needham and Company.

Richard Davis - Needham and Company - Analyst

Thanks. The less handsome Richard, I’m sure, but, in any case, help me out with the numbers, because I’m sure I’m going to get questions on this. It sounds like the old, the core business is basically unchanged or slightly better in terms of outlook, vis-à-vis what happened, and the major change is just the timing of Scala. And so when I do the math — just help me with the math here — the old core business, roughly, was going to do $173m, and the new core business will do $173m, but the new total revenues are going to be closer to 230 and not 250. So that’s a $20m difference. And then on an EPS basis, it looks about a nickel or so, roughly, plus or minus, difference. So the question is — are those numbers right and, two, what — I’m not sure how much longer do you expect now to be closing versus what it was before? Is it five weeks? Is it eight weeks? That would be the question I have.

George Klaus - Epicor - Chairman, CEO, and President

Okay, so, Richard, I don’t know that you’re the better looking one or the —

Richard Davis - Needham and Company - Analyst

I’m perfect for radio.

George Klaus - Epicor - Chairman, CEO, and President

I’m not going to say, I’m not going to say. I do know that the other Richard lives on the West Coast, so he’s probably tanner.

Richard Davis - Needham and Company - Analyst

He’s not freezing right now.

George Klaus - Epicor - Chairman, CEO, and President

Yeah, not freezing. First of all, the previous guidance we gave included a full year of Scala.

Richard Davis - Needham and Company - Analyst

Correct.

George Klaus - Epicor - Chairman, CEO, and President

Okay, and the guidance that we’re now giving you eliminates Scala from our first quarter.

Richard Davis - Needham and Company - Analyst

Okay.

George Klaus - Epicor - Chairman, CEO, and President

So that’s the major difference in all the numbers right there.

Richard Davis - Needham and Company - Analyst

So about 90 days or so?

George Klaus - Epicor - Chairman, CEO, and President

Right. So we would expect to close this thing no later than the end of the first quarter, and we’re giving ourselves the benefit of the doubt that it may not close until right at the end of the quarter. And that’s the new numbers that we’re presenting to you right now. So, in essence, what you said is absolutely correct. Nothing has really changed. It’s just the delay of one quarter in closing the business. We haven’t really lowered what the numbers would have been for the year had we been able to close the deal, you know, early in January.

Richard Davis - Needham and Company - Analyst

Right. Well, just think, next quarter — the first quarter of next year — easy comparison.

George Klaus - Epicor - Chairman, CEO, and President

Right.

Richard Davis - Needham and Company - Analyst

Okay, that was really the main question. I’ll circle back with you guys in the queue, if I have another one. Thanks very much.

George Klaus - Epicor - Chairman, CEO, and President

Thanks.

Operator

Your next question comes from the line of Tony Frattaroli of Narragansett Technologies.

Tony Frattaroli - Narragansett Technologies - VP

Good evening, George, Michael, and Andreas. How are you all doing over there in the U.S.?

George Klaus - Epicor - Chairman, CEO, and President

Doing well, Tony.

Tony Frattaroli - Narragansett Technologies - VP

Good. I am calling you from Ireland, so it’s probably a good night from here. First of all, just congratulations on a great 2003, and I, like Andreas, have just returned from your very successful WFO, which we were very excited about the enthusiasm within your staff, moving forward, in 2004. And, obviously, from our perspective, having contributed in some way to the numbers that you produce there in your report, we are very excited about that. And, obviously, from a license revenue perspective, it was good, also, from our point of view, working very closely with your international colleagues that we brought new customers to the Epicor table, which also went down to become value-added resellers for you guys, so I’m sure you’re very excited about that.

My question to you guys — I know Andreas touched on this from Scala’s perspective — what are your thoughts and feelings around your third party and OEM partners like Narragansett, moving forward, with the Scala customer base and how we can integrate back into there, moving forward, once the merger has taken place.

George Klaus - Epicor - Chairman, CEO, and President

Tony, you know, it was great seeing you over here at WFO, and you’ve been a very valued partner and are a very valued partner for us over there and congratulations on your success last year, also, by the way.

Tony Frattaroli - Narragansett Technologies - VP

Thank you.

George Klaus - Epicor - Chairman, CEO, and President

I think it’s fair to say that the details of how we are going to roll out the product offerings between the two companies and how we sell them are not yet ready to be announced. I have to tell you that we’ve thought a lot about it, and we’ve talked a lot about it. We will certainly, at some place down the road, most likely merge the two code sets that are Microsoft based — both code sets are Microsoft-based — and we will merge those. We will want to have continued strong partners around the world, like you guys, to sell the product line that we offer at that point in time. So we see you as a continuing to be a very valuable partner for us.

But in terms of the details of exactly what products that will be there, I don’t think we’re ready to announce that yet.

Tony Frattaroli - Narragansett Technologies - VP

Okay, that’s fine. That’s my question from Ireland. Good evening to you folks.

George Klaus - Epicor - Chairman, CEO, and President

Okay, same to you, Tony.

Operator

Your next question comes from the line of Keith Curtis of Brant Point Capital.

Keith Curtis - Brant Point Capital - Analyst

Yes, hi, I was just a bit confused. I just wanted to clarify this — 64 cents adjusted, you are providing in the press release for the ‘04 guidance. That’s your fiscal ‘04 guidance? That’s not an annualized number as if you had Scala for the full year, correct?

George Klaus - Epicor - Chairman, CEO, and President

No, that’s nine months of Scala.

Keith Curtis - Brant Point Capital - Analyst

Nine months of Scala — so the numbers Rich proposed of $20m and five cents, essentially that’s what’s taken it — that’s what you could add to that to kind of annualize it?

George Klaus - Epicor - Chairman, CEO, and President

Correct.

Keith Curtis - Brant Point Capital - Analyst

Got it. Thanks a lot.

Operator

Your next question comes from the line of Peter Scheidler of Peninsula Capital.

Peter Scheidler - Peninsula Capital - Analyst

My question has already been answered. Thanks a lot. Good quarter, George.

George Klaus - Epicor - Chairman, CEO, and President

Thanks, Pete. Are you freezing or are you back here?

Peter Scheidler - Peninsula Capital - Analyst

It’s minus 8 right here.

George Klaus - Epicor - Chairman, CEO, and President

I’m glad you’re there, Peter.

Peter Scheidler - Peninsula Capital - Analyst

Yeah, thanks.

Operator

Your next question comes from the line of Charles Cruice of Greenville Capital.

Charles Cruice - Greenville Capital - Analyst

Thank you. That’s close enough, I guess. I wanted to follow up on Rich’s question and see whether, George, you could give us a little more specifics on the added cost of G&A from the items of both the merger and the reclassification and what it would be if — you know — in other words, if we had backed that out to get a better idea of, you know, what might be a more realistic number, going forward.

George Klaus - Epicor - Chairman, CEO, and President

Well, I’ll take a crack at it, and then if Michael has something to add, he can. Okay, in addition to what Michael said, you know, we had a very good quarter — I mean, a very good quarter — we did have a good quarter — we also had a very good year in 2003 and, specifically, our corporate bonuses, which relates to about 130 people in the company, because what we do is, we have bonuses for people based on annual revenue and earnings. Those bonuses were probably a bit higher than we had anticipated to begin with, because we exceeded our goals for the year. And so that also falls into the G&A area, Charles, and so that would also — you know, that was also a bit higher because of Q4 results than maybe we had anticipated and would have driven our G&A up. Michael, do you have anything else to add?

Michael Piraino - Epicor - SVP and CFO

The only thing that I — if you’re doing some modeling — as we look out into 2004, I would be looking at that number, on a quarterly basis, to be in the $6m range per quarter.

Charles Cruice - Greenville Capital - Analyst

Okay. It had been, as you know, if I’m not mistaken, running closer to just under $5m. So maybe if you could give us a little bit of color on where you’re getting the extra 25% or so increase in the G&A cost?

Michael Piraino - Epicor - SVP and CFO

Well, again, some of it has to do with the two acquisitions we did in the middle of the year. So I don’t know what periods that you are comparing.

Charles Cruice - Greenville Capital - Analyst

Well, I looked at the third quarter, since that was the other quarter that you’d had prior to this. It was $4.8m, I believe.

Michael Piraino - Epicor - SVP and CFO

Right. The other thing could be we do have, for next year, of course, budgeting for, you know, some bad-debt expense, although we had a terrific year in terms of cash collections and allowances, but there could be — we put away a little bit — a percentage of sales every quarter. You know, this year we actually had some recoveries in the bad debt line earlier in the year.

George Klaus - Epicor - Chairman, CEO, and President

So we might be a little conservative there, Charles, also.

Charles Cruice - Greenville Capital - Analyst

Okay, and so more on the merger cost side, can you just — and I’ll get off after this — can you give us sort of an idea what those were approximately? Were they $1m?

Michael Piraino - Epicor - SVP and CFO

Yeah, I’m not sure that we want to get into that level of specifics.

Charles Cruice - Greenville Capital - Analyst

Okay.

Michael Piraino - Epicor - SVP and CFO

If that’s okay.

Charles Cruice - Greenville Capital - Analyst

It’s not, really, but I can understand.

George Klaus - Epicor - Chairman, CEO, and President

Yeah, I mean, we will delineate the merger costs once the merger is done and share with everybody what it’s cost us. But it was expensive.

Charles Cruice - Greenville Capital - Analyst

Okay, because it was a pretty big jump from the 4.8 where you’d been running to the 6.2, whatever.

Michael Piraino - Epicor - SVP and CFO

Yeah, again — you probably heard my response to Richard’s question earlier, but we did have some reallocation between lines in the fourth quarter. You know, we have occupancy and facilities allocation that we kind of trap in G&A and then allocate all year. Well, we ended up, you know, needing to make some reclasses on that line. So that was a little bit of a bump in the fourth quarter.

Charles Cruice - Greenville Capital - Analyst

Does that mean that some of the other numbers were understated during the year?

Michael Piraino - Epicor - SVP and CFO

Right, that’s right. So when you look at it on a year-to-date basis, it’s correct.

Charles Cruice - Greenville Capital - Analyst

Then can you give us a sense of what that might be?

Michael Piraino - Epicor - SVP and CFO

That was probably, you know, high six digits.

Charles Cruice - Greenville Capital - Analyst

Okay, thank you.

Michael Piraino - Epicor - SVP and CFO

I don’t have the exact number.

Charles Cruice - Greenville Capital - Analyst

That’s a ballpark. Thank you very much.

Michael Piraino - Epicor - SVP and CFO

Thank you.

Operator

Your next question comes from the line of Gary Hobbib of Whitaker Securities.

Gary Hobbib - Whitaker Securities - Analyst

My question was already answered with — it was about the G&A line as well. So thank you.

George Klaus - Epicor - Chairman, CEO, and President

Okay, thanks, Gary.

Operator

Your next question comes from the line of Ed Guinness of Tiedeman.

Ed Guinness - Tiedeman - Analyst

Yeah, hi, it’s sort of going on about the adjusted earnings, but I was just wondering if you could go through for the fourth quarter and rank the four items you’ve put there for the adjustment as to which had the biggest impact, between the adjusted and the GAAP number.

Michael Piraino - Epicor - SVP and CFO

Well, actually, there are two items, and I think they are listed in the back of the press release. The $3.5m — you start with $3.5m of net income, and we add back $1,957,000 for amortization of intangibles and software development, and then the stock-based compensation of $1.1m. We didn’t have any restructuring to add back this quarter. So when you add those pieces back, you move from 3.5 to 6.6.

Ed Guinness - Tiedeman - Analyst

Okay, and so all the merger-related costs have to come in elsewhere?

George Klaus - Epicor - Chairman, CEO, and President

They’d be in the G&A area.

Ed Guinness - Tiedeman - Analyst

They’d be in the G&A area.

George Klaus - Epicor - Chairman, CEO, and President

Or — yeah, the G&A area.

Ed Guinness - Tiedeman - Analyst

Thank you.

George Klaus - Epicor - Chairman, CEO, and President

Mm-hm.

Operator

Your next question comes from the line of Tad Piper of Piper Jaffray.

Tad Piper - Piper Jaffray - Analyst

Thanks, guys. I was curious if you could give us some — you’ve given, obviously, guidance for the full year. I’m curious if you can step back from that a little bit and give us sort of what your assumptions are on that as far as the economy. I would say the SAP, most recently step up and give us much more bullish outlook on the economy, talking about, you know, as much 15% license growth for, you know, a very big company — in the year. I want to put it in context as to what your assumptions are about the uptick and where you see most of the demand uptick from a geographic perspective.

George Klaus - Epicor - Chairman, CEO, and President

Well, I think there is no question that we are seeing an uptick in the economy and, typically, you know, from being a U.S. company, I have to be careful with Andreas on the line, to talk about domestic versus international. But from a North America perspective, we see the international market growing faster — or catching up, if you will, a little bit to the North American markets as we enter ‘04.

The other thing that I think is really important is we are looking at an organic growth this year of ‘04 of about 12%. That’s organic alone, without any merger-related benefits. We also exited Q4 with a very strong pipeline, you know, which is a little unusual, because — and I’ve been around the software business for a long time, and lots of times the sales guys flesh out all their business in Q4, and you go into Q1 with a difficult quarter and, as a matter of fact, we feel very positive about Q1 and exited Q4 with a strong pipeline. So we see all of our pipelines improving — certainly improving year-over-year, and we do see a little bit loosening of the strings in this year and, as I mentioned earlier, Q1 looks to be a nice quarter for us.

Tad Piper - Piper Jaffray - Analyst

Can you give us any extra insight into — you know, any color on the pipeline in terms of levels of activity in certain areas or just any added color — perhaps where you’re seeing most of the pipeline strength?

George Klaus - Epicor - Chairman, CEO, and President

Well, we don’t talk a lot about that, but we see pipeline strength across the board. Our international pipeline is good, our manufacturing pipeline is good, and our enterprise software pipeline is good this quarter.

Tad Piper - Piper Jaffray - Analyst

Okay, thanks, I appreciate it.

Operator

Once again, if you would like to ask a question, please press star then the number 1 on your telephone keypad. We have no further questions at this time. Do you have any closing remarks?

George Klaus - Epicor - Chairman, CEO, and President

I do, Michael. Thank you to everyone for listening to the call. I would like to take this opportunity to thank all of the valued employees of Epicor as 2004 marks the 20th anniversary of our company. So for all of the employees that listen to this call, rebroadcast, you know, I want to thank all of you for your hard work. And, certainly, I want to thank the valued investors for being there and helping us during 2003, and we’re very proud of what we accomplished, and we think 2004 is going to be an equally great year for our company. So thank you for listening, and we look forward to talking to you all throughout the year. Thanks.

Operator

Thank you, ladies and gentlemen, for participating in this afternoon’s conference. You may now disconnect.

Additional Information And Where To Find It

If an exemption pursuant to Rule 802 of the Securities Act is not available with respect to the issuance of Epicor common stock in connection with the exchange offer for shares of Scala Business Solutions, Epicor Software Corporation intends to file a registration statement on Form S-4 containing a prospectus/offering memorandum in connection with the proposed acquisition of Scala by Epicor (the “Acquisition”) pursuant to the terms of the Merger Protocol by and between Epicor and Scala. In such, the prospectus and offering memorandum will be mailed to the stockholders of Scala and the security holders of Scala are urged to read the prospectus and offering memorandum and other relevant materials when they become available because they will contain important information about the Acquisition, Epicor and Scala. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Epicor by going to Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/.